UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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hours per response	2.0
1.	Investment Company Act File Number:				Date examination completed:
811-08299					May 9, 2019

2.	State identification Number:

	AL	AK	AZ	AR	CA	CO

	CT	DE	DC	FL	GA	HI

	ID	IL	IN	IA	KS	KY

	LA	ME	MD	MA	MI	MN

	MS	MO	MT	NE	NV	NH

	NJ	NM	NY	NC	ND	OH

	OK	OR	PA	RI	SC	SD

	TN	TX	UT	VT	VA	WA

	WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:
Oppenheimer International Small-Mid Company Fund

4.	Address of principal executive office (number, street, city, state, zip code):
6803 South Tucson Way
Centennial, CO 80112-3924

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.All items must be completed by the investment company.

2.Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC's Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company is securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ▪ 3507. Responses to this collection of information will not be kept confidential.

2

Report of Independent Registered Public Accounting Firm

The New York and Denver Boards of Trustees/Directors

of the Oppenheimer Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that the Funds listed in Appendix A (the Funds) compiled with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act in regard to holdings of other Oppenheimer funds (the affiliated funds) held in custody by the Funds' affiliated transfer agent as of March 11, 2019. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examinations.

Our examinations were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 11, 2019 and with respect to agreement of purchases and sales of affiliated funds, if any, for the period from January 4, 2019 (the date of our last examination) through March 11, 2019:

1)Confirmation of holdings of affiliated funds held by the Funds' transfer agent

2)Reconciliation of affiliated fund holdings between the Funds' accounting records and the transfer agent's records as of March 11, 2019, and verification of reconciling items

3)Agreement of four purchases and sales transactions of affiliated funds, if any, since our last report for each of the Funds from the books and records of the Funds to cash settlement documentation.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds listed in Appendix A compiled with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 11, 2019, with respect to affiliated funds reflected in the investment account of the Funds is fairly stated in all material respects.

This report is intended solely for the information and use of management and the Boards of Trustees/Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Denver, Colorado

May 9, 2019

Appendix A

Oppenheimer Senior Floating Rate Fund

Oppenheimer Intermediate Income Fund (formerly Oppenheimer Corporate Bond Fund) Oppenheimer Main Street All Cap Fund

Oppenheimer Ultra-Short Duration Fund

Oppenheimer Senior Floating Rate Plus Fund

Oppenheimer Government Cash Reserves

Oppenheimer Government Money Market Fund

Oppenheimer Capital Income Fund

Oppenheimer Main Street Fund

Oppenheimer Capital Appreciation Fund

Oppenheimer Developing Markets Fund

Oppenheimer Limited-Term Bond Fund

Oppenheimer International Small Mid-Company Fund

Oppenheimer Emerging Markets Innovators Fund

Oppenheimer Global Strategic Income Fund

Oppenheimer Limited-Term Government Fund

Oppenheimer International Bond Fund

Oppenheimer Master Loan Fund, LLC

Oppenheimer Master Event-Linked Bond Fund, LLC

Oppenheimer Global Fund

Oppenheimer Global Opportunities Fund

Oppenheimer Discovery Fund

Oppenheimer SteelPath Panoramic Fund

Oppenheimer Value Fund

Oppenheimer Discovery Mid Cap Growth Fund

Oppenheimer Mid Cap Value Fund

Oppenheimer Global Allocation Fund

2

Oppenheimer Fundamental Alternatives Fund

Oppenheimer Equity Income Fund

Oppenheimer Rising Dividends Fund

Oppenheimer Global Multi-Asset Income Fund

Oppenheimer Global Multi-Asset Growth Fund

Oppenheimer Macquarie Global Infrastructure Fund

Oppenheimer SteelPath MLP & Energy Infrastructure Fund

3

Management Statement Regarding Compliance With Certain Provisions of the Investment

Company Act of 1940

We, as members of management of the Funds listed in Appendix A ("the Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 11, 2019, and from January 4, 2019 (the date of the last examination) through March 11, 2019.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 11, 2019, and from January 4, 2019 (the date of the last examination) through March 11, 2019, with respect to affiliated funds reflected in the investment accounts of the Funds.

OppenheimerFunds, Inc.

By:/s/ Arthur P. Steinmetz___________

Arthur P. Steinmetz

President, Principal Executive Officer

By:/s/ Brian S. Petersen____________

Brian S. Petersen

Treasurer, Principal Financial and Accounting Officer

Appendix A

Oppenheimer Senior Floating Rate Fund

Oppenheimer Intermediate Income Fund (formerly Oppenheimer Corporate Bond Fund) Oppenheimer Main Street All Cap Fund

Oppenheimer Ultra-Short Duration Fund

Oppenheimer Senior Floating Rate Plus Fund

Oppenheimer Government Cash Reserves

Oppenheimer Government Money Market Fund

Oppenheimer Capital Income Fund

Oppenheimer Main Street Fund

Oppenheimer Capital Appreciation Fund

Oppenheimer Developing Markets Fund

Oppenheimer Limited-Term Bond Fund

Oppenheimer International Small Mid-Company Fund

Oppenheimer Emerging Markets Innovators Fund

Oppenheimer Global Strategic Income Fund

Oppenheimer Limited-Term Government Fund

Oppenheimer International Bond Fund

Oppenheimer Master Loan Fund, LLC

Oppenheimer Master Event-Linked Bond Fund, LLC

Oppenheimer Global Fund

Oppenheimer Global Opportunities Fund

Oppenheimer Discovery Fund

Oppenheimer SteelPath Panoramic Fund

Oppenheimer Value Fund

Oppenheimer Discovery Mid Cap Growth Fund

Oppenheimer Mid- Cap Value Fund

Oppenheimer Global Allocation Fund

Oppenheimer Fundamental Alternatives Fund

Oppenheimer Equity Income Fund

Oppenheimer Rising Dividends Fund

Oppenheimer Global Multi-Asset Income Fund

Oppenheimer Global Multi-Asset Growth Fund

Oppenheimer Macquarie Global Infrastructure Fund

Oppenheimer SteelPath MLP & Energy Infrastructure Fund